UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd,

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Extraordinary General Meeting of Shareholders

On July 8, 2026, at 10:00 A.M., China Standard Time (July 7, 2026, at 10:00 P.M., Eastern Time), Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at its executive office at No. 6395 Hutai Road, Baoshan District, Shanghai, China. Holders of 201,431 Class A ordinary shares, and 533,334 Class B ordinary shares of the Company were present in person or by proxy at the Extraordinary Meeting, representing a total voting power of approximately 97% of the total voting power represented by the 629,942 Class A and 533,334 Class B ordinary shares issued and outstanding as of the record date of November 10, 2025, and therefore constituting a quorum. All matters voted on at the Extraordinary Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Extraordinary Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	As an ordinary resolution, to increase the Company’s authorized share capital from US$78,125 divided into 1,666,666,667 class A ordinary shares of a par value of US$0.0000375 each and 416,666,667 class B ordinary shares of a par value of US$0.0000375 each, to US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 class B ordinary shares of a par value of US$0.0000375 each, by the creation of 798,333,333,333 class A ordinary shares of a par value of US$0.0000375 each and 199,583,333,333 class B ordinary shares of a par value of US$0.0000375 each (the “Share Capital Increase”).	16,200,144	999	308
Proposal Two:	Subject to Proposal One being passed, to consider and vote upon a special resolution to amend and restate the Company’s Memorandum of Association to reflect the Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).	16,200,545	411	494
Proposal Three:	As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0000375 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.	16,200,599	669	183
Proposal Four:	As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).	16,200,474	619	358
Proposal Five	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four (the “Adjournment”).	16,200,570	563	318

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2026	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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